

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Jeremy Bender, Ph.D., M.B.A.
Chief Executive Officer
Day One Biopharmaceuticals Holding Co LLC
395 Oyster Point Blvd., Suite 217
South San Francisco, CA 94080

> **Re: Day One Biopharmaceuticals Holding Co LLC**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.5, 10.6 and 10.7**
> **Filed May 4, 2021**
> **File No. 333-255754**

Dear Dr. Bender:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance